David P. Valenti (512) 236-2374 (Direct Dial) (512) 391-2152 (Direct Fax) dvalenti@jw.com

March 13, 2007

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Brigitte Lippmann

Re:	Liberty Renewable Fuels, LLC

Amendment Number 1 to Registration Statement on Form S-1

Filed March 13, 2007

File Number 333-140098

Ladies and Gentlemen:

We are writing on behalf of our client, Liberty Renewable Fuels, LLC, in response to the Staff’s comment letter dated February 15, 2007. For purposes of convenience, we have repeated the Staff’s comments and set forth Liberty Renewable Fuels’ responses below the comment to which they relate:

General

1.	The securities you are offering for sale include a deferred payment option that permits investors to pay a minimum initial 20% of the purchase price in cash, and provide up to the remaining 80% of the purchase price due at the execution of loan agreements providing debt financing, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of consideration paid for the securities unless, among other things, “the total due to the [issuer] is received by [the issuer] by a specified date.” See Rule 10b-9(a)(2). Please provide us with an analysis and confirm that you will comply with Rule 10b-9.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that it will comply with Rule 10b-9 under the Securities Exchange Act of 1934. The amended version of the S-1 requires termination of the escrow agreement no later than the one year anniversary of the

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effective date of the registration statement. The escrow funds may only be released to Liberty if, among other conditions, Liberty has received subscriptions for at least $50,000,000 in units and at least $50,000,000 has been deposited with the escrow agent. In the event that payment in full for at least $50,000,000 in subscriptions funds has not been received by the escrow agent by the first anniversary date of the registration statement, the escrow agent is required to promptly return subscription funds to subscribers.

2.	Please clarify throughout the prospectus whether there will be any selling, organizational or management fees, compensation or commissions and, if so, quantify these amounts. See Industry Guide 5, Section 4.

Liberty Response:

Liberty has clarified in the prospectus that there will be no selling, organizational or management fees, compensation or commissions paid on the front cover page and pages 7, 8, 12, 34, 93, 94 and 101.

3.	We note your disclosure on page 102 that the board of managers has already begun the process of approving a qualified matching service for members of the Cooperative Elevator Company. Please tell us how you plan to comply with the requirements of Section 5 of the Securities Act as discussed in Section IV of Release 33-6900. Also disclose whether you plan to assist in the development of a secondary market or provide any other qualified matching services.

Liberty Response:

Cooperative Elevator Company has expressed to Liberty a desire to create a qualified matching program for its members who purchase membership units in Liberty. Liberty has not reviewed the details of any specific program for Cooperative Elevator Company. Liberty’s activities have been limited to setting forth the analysis of matching programs set forth in the prospectus.

Section IV of Release 33-6900 states in part “If the general partner, advisor or one of their affiliates is involved in the crossing arrangement, the sale of securities through the arrangement is an offer or sale by the issuer for purposes of Section 2(3) and Section 5 of the Securities Act. Therefore, the issuer must register under Section 5 of that Act a good faith estimate of the number of shares expected to be purchased through the arrangement.” Liberty will not be involved in Cooperative Elevator’s qualified matching program. Any such program created by Cooperative Elevator will be operated by Cooperative Elevator without involvement from Liberty.

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4.	Please include a suitability standards section immediately following the prospectus cover page. Disclose the suitability standards and the methods you will employ to assure adherence to those standards. Also discuss the factors pertaining to the need for the suitability standards.

Liberty Response:

Liberty has included the requested suitability standards section immediately following the prospectus cover page on page i of the prospectus.

5.	Please provide a section on conflicts of interest as required by Industry Guide 5, Section 5 or tell us why you believe such disclosure is not required.

Liberty Response:

Liberty has included the conflicts of interest section required by Industry Guide 5, Section 5 beginning on page 97 of the prospectus.

6.	The size of type point in the prospectus appears small. Please confirm that the type point complies with Rule 420 of Regulation C.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that the type point in the prospectus complies with Rule 420 of Regulation C.

Prospectus Cover Page

7.	The cover page contains significant text that results in obscuring the information intended to be highlighted. Please revise so that the cover page contains only a brief description of the transaction and purpose of the offering and a list of material risks.

Liberty Response:

The cover page of the prospectus has been revised to contain only a brief description of the transaction and purpose of the offering and a list of material risks.

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8.	On the cover page, the summary and the risk factors sections, please revise the risk factors to list them in the order of materiality and include the following risk factors as applicable:

•	The company may never be able to pay any distributions to investors, which is subject to operating expenses, debt payments, capital improvements, replacements and contingencies.

•	The board has no obligation to distribute profits, if any, to members.

•	All or a substantial portion of any cash distributions will be a return of capital, meaning it is a return of the investor’s initial investment, and not a return on that investment.

•	The sponsors have no prior experience with such projects and are unable to provide prior performance data.

•	Investors have limited voting rights.

•	Investors will be unable to resell or dispose of units except at a substantial discount.

•	The company will use high leverage to complete the project.

•	There are material tax risks associated with the offering.

•	The executive officers are only dedicating 15 hours per week to the project.

Liberty Response:

The cover page, the summary and the risk factors sections have been revised to list the risk factors in the order of materiality and include the applicable additional risk factors.

9.	The offering terms at the top of the page should refer only to the minimum amount needed to break escrow. See Release 33-6900. Please also disclose any fees, expenses and commissions to be deducted from the gross offering proceeds and quantify the percentage of an investor’s contribution that will actually be available for investment and without deduction.

Liberty Response:

The minimum offering is $50,000,000, as referred to on the cover page. In addition, disclosure of the fees, expenses and commissions to be deducted from the gross offering proceeds and the percentage of an investor’s contribution that will actually be available for investment are also included on the cover page.

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10.	Disclose whether interest will be paid to investors when they are admitted to the company and if their subscription is rejected, whether their investment will be returned with interest and without deduction.

Liberty Response:

On the cover page and pages 8, 9, 14, 41, 47, 104 and 105, the revised prospectus states that interest will not be paid to investors when they are admitted to the company and if the offering is terminated, their investment will be returned with nominal interest, less escrow fees.

11.	Please clarify here and under Our Financing Plan on page 6 whether the funds held in escrow will be returned to investors if the debt financing commitments are not received within one year from the effective date of the registration statement. If not, please provide adequate risk factor disclosure throughout the prospectus and explain how you will use the proceeds from the offering.

Liberty Response:

The requested clarification has been added to the cover page and under “Our Financing Plan” on page 5 of the prospectus.

Industry and Market Information and Forecasts, page iv

12.	Please delete the language in this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus. For example, you “do not guarantee the accuracy and completeness of such information,” “have not independently verified such data,” and “forecasts are particularly likely to be inaccurate.”

Liberty Response:

The requested changes have been made on page i of the prospectus.

Forward Looking Statements, page iv

13.	Please move this section after the Risk Factors section.

Liberty Response:

The Forward Looking Statements section has been moved after the Risk Factors section.

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Prospectus Summary, page 1

14.	Disclosure on pages 1-5 of the prospectus summary repeats information contained in the Industry Overview and Description of Our Business sections of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K and Release 33-6900.

Liberty Response:

The prospectus summary has been shortened.

15.	Your summary section should identify and provide a brief overview of the key aspects of the offering. We note there are several key aspects related to the units disclosed in the following sections: “Suitability of Investors” on page 88; “Subscription Procedures” on page 89; “Escrow Procedures” on page 89; “Allocation of Profits and Losses” and “Restrictions on Transfer of Units” on page 95; Donations for Charitable Purposes on page 99; and “Federal Income Tax Status” on page 100. Please revise to provide a brief summary of the key aspects in the summary, as appropriate.

Liberty Response:

The requested brief summary of the key aspects has been added to the prospectus summary.

16.	Please revise your summary to state that your management has very little or no experience with your business. We note your disclosure on page 14 of the Risk Factors section.

Liberty Response:

The requested statement has been added to the summary on page 2 of the prospectus.

17.	Please disclose the difference between the Class A and Class B units. Clarify whether all the units are the same or whether some, such as the units distributed to the managers, have different features or rights associated with them. Explain how unit income is distributed to the managers and whether the unit income the managers receive is subject to different allocations.

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Liberty Response:

Disclosure of the difference between the Class A and Class B units has been added on page 9 of the prospectus. In addition, disclosure that all units are the same has been added and an explanation of how unit income is allocated and distributed to the managers has been added on page 109 of the prospectus.

Liberty Renewable Fuels, page 1

18.	Please revise to clarify who purchased all of the assets and assumed substantially all of the liabilities of Liberty Renewable Fuels, LLC, as your company name is Liberty Renewable Fuels, LLC. In addition, please revise to describe the history of Liberty Renewable Fuels, LLC, the Michigan company.

Liberty Response:

The disclosure has been removed from the summary. On page 43 of the prospectus, the section has been revised to clarify that the issuer purchased all of the assets and assumed substantially all of the liabilities of Liberty Renewable Fuels, LLC, a Michigan limited liability company. In addition, the history of Liberty Renewable Fuels, LLC, the Michigan company, has been added on page 67 of the prospectus.

19.	Please include the list of the most significant risk factors you provide on the prospectus cover page, but provide slightly more detail.

Liberty Response:

The list of the most significant risk factors provided on the prospectus cover page, but with slightly more detail, has been added on pages 1-2 of the prospectus.

20.	Throughout the prospectus you state that construction of the project is expected to take 12-14 months from the date of pouring of concrete. See, for example, pages 1, 30, and 69. Please revise to clarify the uncertainties associated with this forecast. Also disclose that the company may not generate earnings or make any distributions to investors after paying or establishing reserves for operating expenses, debt payments, capital improvements, replacements and contingencies. See Industry Guide 5, Section 3(A)(iv).

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Liberty Response:

The requested disclosures have been added throughout the prospectus on pages 1, 37, 44 and 77.

Recent Events, page 4

21.	Please update this section. For example, we note your disclosure that construction is expected to begin in January 2007 and that you plan to pay ICM $2 million in January 2007.

Liberty Response:

The Recent Events section has been updated as requested on page 4 of the prospectus.

Our Financing Plan, page 6

22.	Please explain in greater detail the alternatives you present in the bullet points. For example, how will you be able to begin construction of the plant from the equity funds without sufficient funds? Will you build a different plant or use the proceeds differently than described in the prospectus? When you say you will hold the equity funds indefinitely, will you place an outside limit on the date you hold such funds? Explain the circumstances under which you could return the equity funds after deducting expenses of operating your business or partially constructing the plant if you do not receive debt financing.

Liberty Response:

The bullets have been revised to add the requested additional detail on pages 5-6 of the prospectus.

Important Notices to Investors, page 8

23.	Please explain to us what type of information you are referring to in the fifth paragraph of this section. We may have further comments based on your response.

Liberty Response:

The paragraph encourages prospective investors to “ask questions of, and obtain information from, [Liberty’s] representatives concerning the terms and conditions of this offering, [Liberty], [Liberty’s] business, and other relevant matters.” The

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reference is intended to provide prospective investors the opportunity to clarify information addressed in the prospectus through dialogue with Liberty. However, Liberty will not provide any information to potential investors which has not been publicly disclosed in the prospectus.

Risk Factors, page 9

24.	Please also include the applicable risk factors set forth in Industry Guide 5, Section 7.

Liberty Response:

The applicable risk factors set forth in Industry Guide 5, Section 7 have been added on page 33 of the prospectus.

GreenStone or any other lender with whom an investor finances their purchase…, page 12

25.	Please give a detailed legal analysis for your conclusion in the second paragraph that GreenStone is not acting as a broker, dealer, underwriter, placement agent or promoter with respect to the offer or sale of your units.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that Liberty does not consider GreenStone to be a broker, dealer, underwriter, placement agent or promoter with respect to the offer or sale of Liberty’s units because Liberty understands that GreenStone has not been, and will not be, in the business of effecting transactions in securities for the accounts of others, and GreenStone will not purchase any security from, or offer or sell any security for Liberty. Their participation in the offering of securities is limited to offering financing for the purchase of our units by prospective investors and not part of a general business of effecting securities transactions. GreenStone has not received, and will not receive, any compensation or commissions based, directly or indirectly, upon the sale of the Units, and will not distribute Liberty’s prospectus or any other materials regarding the terms of the offering of Liberty’s units. GreenStone will merely make financing available for prospective investors who already desire to purchase Liberty’s units and approach GreenStone for such financing.

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Risks Related to Conflicts of Interest, page 27

26.	If material, please revise to include a risk factor related to conflicts of interest arising from your grain elevator arrangements and the relationship that several of your managers have with these grain elevators.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that it does not consider risks related to conflicts of interest arising from its grain elevator arrangements and the relationships that several of its managers have with these grain elevators to be material. Each of the grain elevator arrangements allow for the purchase of grain at prevailing market rates. Therefore, Liberty believes that there are no material risks that managers related to any of the grain elevators will have any motivation to seek to sell excess grain to, or withhold grain from, Liberty. In addition, grain prices will be set by the prevailing independent market and not by the grain elevator, Liberty or any of Liberty’s managers.

Use of Proceeds, page 31

27.	Please provide the disclosure required by Industry Guide 5, Section 3(B) and Appendix I.

Liberty Response:

The disclosure required by Industry Guide 5, Section 3(B) and Appendix I has been added on pages 39 and 40 of the prospectus.

28.	Please present a table under the Estimated Sources of Funds caption that also shows the sources of funds if only 10,000 units are sold.

Liberty Response:

A column has been added under the Estimated Sources of Funds caption that shows the sources of funds if only 10,000 units are sold on page 39 of the prospectus.

29.	Please add prominent disclosure of the percentage of an investment that will actually be available to construct the plant after the deduction of all front-end fees, commission, expenses and compensation. See Release 33-6900.

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Liberty Response:

Prominent disclosure of the percentage of an investment that will actually be available to construct the plant after the deduction of all front-end fees, commission, expenses and compensation has been added on page 40 of the prospectus.

30.	Since the net proceeds of the offering will be invested in a project that has not been constructed and has no operating history, it does not appear appropriate to make any statement setting forth a rate of return on the investment. Therefore, please delete the language stating that the rate of return for investors is anticipated to exceed the rate of interest paid to a lender. See Item 10.C of Industry Guide 5.

Liberty Response:

The language stating that the rate of return for investors is anticipated to exceed the rate of interest paid to a lender has been deleted.

31.	Please disclose what you plan to do with the net proceeds if you raise the minimum amount of the offering and debt commitment letters, but ultimately fail to obtain the debt financing.

Liberty Response:

The requested disclosure has been added on pages 41-42 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

32.	Please disclose the following information for your construction project:

•	The costs incurred to date for the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and

•	The period in which material net cash inflows from significant projects are expected to commence.

Liberty Response:

The requested disclosure has been added on page 44 of the prospectus.

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Legal Proceedings, page 72

33.	Please provide in greater detail the circumstances surrounding the settlement agreement.

Liberty Response:

Greater detail regarding the settlement agreement has been added on pages 80-81 of the prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 79

34.	Please provide the addresses for the 5% unit holders and name all natural persons who share beneficial ownership with the non-public entities listed.

Liberty Response:

The addresses for the 5% unit holders and names of all natural persons who share beneficial ownership with the non-public entities listed has been added on pages 89-90 of the prospectus.

Transactions with Related Persons, Promoters and Certain Control Persons, page 85

35.	Please describe the consulting agreements in greater detail.

Liberty Response:

Greater detail of the consulting agreements has been added on page 96 of the prospectus.

Indemnification for Securities Act Liabilities, page 87

36.	Please provide the disclosure required by Industry Guide 5, Section 6.

Liberty Response:

The disclosure required by Industry Guide 5, Section 6 has been added on page 98 of the prospectus.

37.

We note that the company agreement provides that none of the managers will be liable for any breach of their fiduciary duty. Please compare the state law fiduciary duties with the standards as modified by the company agreement and address the

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reasons for modifying the duties and the specific benefits and detriments to the investors from each modification in a tabular format.

Liberty Response:

The requested tabular disclosure has been added on pages 98-101 of the prospectus.

Plan of Distribution, page 87

38.	Please confirm that you have provided the applicable disclosure required by Industry Guide 5, Section 18.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that the applicable disclosure required by Industry Guide 5, Section 18 has been provided on page 102 of the prospectus.

39.	Please provide us your analysis of whether the plan of distribution satisfies the requirements of Rule 3a4-1 of the Exchange Act.

Liberty Response:

Liberty believes that the plan of distribution satisfies the requirements of Rule 3a4-1 because:

(i)	none of the associated persons of Liberty is subject to a statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act);

(ii)	none of Liberty’s associated persons will be compensated in connection with his participation by the payment of commissions of other remuneration based either directly or indirectly on transactions in securities; and

(iii)	each of Liberty’s associated persons will meet the conditions of paragraph a(4)(ii) of Rule 3a4-1.

40.	Please disclose whether any of the managers or their affiliates are associated with broker dealers.

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Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that none of Liberty’s managers or their affiliates are associated with broker dealers.

41.	Please describe the GreenStone loans and any other similar transactions with investors.

Liberty Response:

A description of the GreenStone loans has been added on pages 101-102 of the prospectus.

Summary of Promotional and Sales Material, page 91

42.	Please confirm to us that you have used no sales material not reviewed and cleared by the staff. Please provide us with copies of all sales materials and note that any materials will be subject to our review prior to effectiveness. This obligation is not terminated upon effectiveness of the registration statement.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that it has not used any sales material not reviewed and cleared by the staff and that no such materials currently exist. Liberty further understands that all sales materials and notes that any materials will be subject to the Staff’s review prior to and following effectiveness.

43.	Please disclose that all sales literature is required to present a balanced discussion of the risks and rewards of investing in the partnership.

Liberty Response:

The requested disclosure has been added on page 105 of the prospectus.

Federal Income Tax Consequences of Owning Our Units, page 100

44.	You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please provide a firm opinion and revise the words such as:

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•	This section is an expression of “general” federal income taxes,

•	That you do not “expect” to pay federal income tax,

•	“if” your partnership is determined to be a publicly traded partnership,

•	Because we ““expect” to be taxed as a partnership, and

•	Distributions made by us to a unit holder “generally” will not be taxable.

Liberty Response:

The section regarding Federal Income Tax Consequences has been revised to more clearly provide current disclosure regarding tax consequences of the transaction to investors, to provide a firm opinion and revise the words above.

Legal Matters, page 110

45.	Please revise to include counsel’s address. See paragraph 23 of Schedule A to the 1933 Act.

Liberty Response:

Counsel’s address has been added on page 124 of the prospectus.

Available Information, page 110

46.	Please delete the sentence in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Liberty Response:

The noted sentence has been deleted.

Financial Statements

General

47.	Please update to include audited financial statements as of December 31, 2006. Refer to Rule 3-01(d) of Regulation S-X.

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Liberty Response:

The financial statements have been updated to include audited financial statements as of December 31, 2006.

Note 1 – Summary of Significant Accounting Policies, page F-7

48.	You disclosed that the cost to purchase Liberty Michigan was $170,000. However, on page 34 you disclosed that you purchased Liberty Michigan for $170,000 and you assumed liabilities in the amount of $500,000. Please also revise your disclosure here, so it is consistent with page 34. Please also disclose the amount allocated to each major asset and liability that you acquired from Liberty Michigan.

Liberty Response:

As disclosed in revised Note 1, the Company acquired all of the assets and assumed all of the liabilities of Liberty Michigan. Because of the common ownership of the Company and Liberty Michigan at the time of the purchase, in accordance with paragraph D12 of SFAS 141, the assets and liabilities were recorded by the Company at the same cost basis as recorded by Liberty Michigan, including cash of $20,000 and settlement liability of $500,000. Because Liberty Michigan commenced the operational business plan that was then continued by the Company, Liberty Michigan is considered a “predecessor” to the Company. Therefore, expenses incurred by Liberty Michigan for organizational and start up costs of $130,000 and settlement costs of $520,000 have been recorded by the Company in the accompanying statement of operations. No goodwill or other intangible assets were recorded in the transaction.

The Company has revised the disclosure on page F-7, regarding the purchase of Liberty Michigan, to be consistent with page 43 (containing the disclosure which previously appeared on page 34 of the prospectus) and to include the assumed liabilities in the amount of $500,000. In addition, the Company has revised the disclosure on page F-7 to indicate that assets acquired included cash of $20,000 and that expenses incurred by Liberty Michigan for organizational and start up costs of $130,000 and settlement costs of $520,000 have been recorded by the Company in the accompanying statement of operations.

Note 5 – Share-based Payments, page F-10

49.

You made reference to the use of a third party in helping you determine the fair value of your share-based payments. You made a similar reference to the use of this third party in your critical accounting estimates on page 46. We remind you

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that if this reference is made in a filing under the 1933 Act, you must identify the third party and include their consent. Refer to Section 436(b) of Regulation C.

Liberty Response:

The third party has been identified and their consent included in the amended registration statement.

Signatures

50.	Please revise to identify your principal accounting officer or controller.

Liberty Response:

The signatures have been revised to identify Liberty’s principal accounting officer.

Exhibits

51.	Please file the executed versions of all the exhibits required by Item 601 of Regulation S-K. We note, for example, that the certificate of formation and company agreement are not reflected as executed by the parties signing these documents.

Liberty Response:

Executed versions of all the exhibits required by Item 601 of Regulation S-K not previously filed are attached to Amendment number 1.

52.	Please file the feasibility study as an exhibit.

Liberty Response:

The feasibility study is attached to Amendment Number 1 as exhibit 99.1.

Exhibit 4.23 – Form of Subscription Agreement

53.	The agreement does not reflect the escrow terms described in the prospectus. Please revise or file a separate escrow agreement for the investors.

Liberty Response:

The subscription agreement has been revised to reflect the escrow terms described in the prospectus.

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Exhibit 4.3 – Form of Escrow Agreement

54.	Please reconcile the terms of the escrow agreement with the disclosure in the prospectus. For example, the escrow agreement states that the escrow funds will be disbursed to the company after the agent receives $10 million in proceeds, but the prospectus disclosure has minimum offering amount of $50 million.

Liberty Response:

The terms of the escrow agreement have been reconciled with the disclosure in the prospectus.

Please feel free to contact the undersigned at (512) 236-2374 or Steven R. Jacobs at (210) 978-7727, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ David P. Valenti

David P. Valenti

DPV:em